SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 19, 2012

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on November 19, 2012.

ING reaches agreement on amended EC Restructuring Plan

•	Extended time horizon and increased flexibility to complete divestments of Insurance/IM

•	WestlandUtrecht activities to be merged with banking operations of Nationale-Nederlanden

•	State capital to be repaid in 4 equal tranches including 50% premium

•	First tranche of EUR 1,125 million to be repaid on 26 November

ING announced today that, together with the Dutch State, it has reached an agreement with the European Commission on significant amendments to the 2009 Restructuring Plan. The amendments extend the time horizon and increase the flexibility for the completion of divestments and adjust other commitments in light of the market environment, economic climate and more stringent regulatory requirements.

As part of the agreement, ING has filed a schedule for repayment to the Dutch State of the remaining EUR 3 billion in core Tier 1 securities plus a 50% premium, in four equal tranches in the next three years. A first tranche of EUR 1,125 million will be paid on 26 November 2012.

“Since launching our Back to Basics programme in 2009, we have worked hard to safeguard our financial strength, simplify our organisation and further strengthen the focus on our customers, ensuring they are at the heart of everything we do,” said Jan Hommen, CEO of ING Group. “For our employees, the past years of restructuring and insecurity have not been easy. We realize that, against a backdrop of enormous changes in the financial sector and society at large, our work is far from done.”

“We are pleased that the agreement announced today gives us more time and flexibility to complete the required restructuring while leaving our strategic objectives unchanged. We will ensure that we maintain the momentum of the programme as we have demonstrated in the past four years. We will continue our efforts to improve our performance, serving our customers, managing risks and controlling expenses to make sure that when the circumstances are right, we will be ready for the next steps.”

DIVESTMENT PROGRAMME

As part of the approval by the European Commission in November 2009 for the State support received from the Dutch State during the financial crisis, ING was committed to divest all of its Insurance and Investment Management operations, ING Direct USA and WestlandUtrecht Bank by the end of 2013.

The operational separation of the Insurance and Banking activities was completed at the end of 2010, the Latin-American Insurance/IM operations were sold in 2011, the sale of ING Direct USA was completed in February 2012, the first three sales of the Asian Insurance/IM units were announced in October 2012 and this month ING U.S. filed the registration statement for its IPO. Since the start, ING has incurred over EUR 500 million in expenses in executing the Restructuring Plan.

Under the amendments announced today, the ultimate dates for divesting the insurance and investment management businesses have been extended. The divestment of more than 50% of the Asian Insurance/IM operations has to be completed by year-end 2013, with the remaining interest divested by year-end 2016. The divestment of at least 25% of ING U.S. has to be completed by year-end 2013, more than 50% has to be divested by year-end 2014, with the remaining interest divested by year-end 2016. The divestment of more than 50% of Insurance/IM Europe has to be completed by year-end 2015, with the remaining interest divested by year-end 2018. As ING has committed to eliminate double leverage, proceeds from the divestments will be used to that end, provided they are not needed to maintain the leverage of the remaining insurance businesses.

The base case scenario for Insurance Europe and ING U.S. is to become standalone businesses through an IPO process. The actual timing of divestments will depend on market conditions and readiness including performance. The process to divest the remaining units in Asia is on-going. Any further announcements will be made if and when appropriate.

WESTLANDUTRECHT BANK

Under the terms of the original Restructuring Plan, ING was required to divest WestlandUtrecht Bank, comprising mainly of certain mortgage, savings, investments and consumer lending activities. However, due to market circumstances and changing regulatory requirements, divestment of WestlandUtrecht has proved not to be feasible.

Under the amended terms of the Restructuring Plan, the commercial operations of WestlandUtrecht Bank will be combined with the retail banking activities of Nationale-Nederlanden, which is to be divested as part of Insurance/IM Europe. The integrated retail banking business will operate under the ‘Nationale-Nederlanden’ brand, resulting in a competitive retail bank in the Dutch market with its own funding capabilities and a broad distribution network. Nationale-Nederlanden Bank will offer a broad and coherent product line, with mortgages, savings, bank annuities, investments and consumer credit products, combined with the core retail insurance products of Nationale-Nederlanden.

ING has committed itself to ensuring Nationale-Nederlanden Bank reaches certain targets for mortgage production and consumer credit until 31 December 2015 or until the date on which more than 50% of the Insurance/IM Europe operations have been divested, whichever date comes first. Furthermore, ING has agreed on a maximum ratio for mortgage production at ING Retail Banking Netherlands in relation to mortgage production of Nationale-Nederlanden Bank until year-end 2015.

Of WestlandUtrecht Bank’s EUR 36.4 billion Dutch mortgage portfolio, EUR 2.6 billion will be transferred to Nationale-Nederlanden Bank. ING Bank will retain the remaining EUR 33.8 billion mortgage portfolio and in relation to this will contribute EUR 350 million to the capital of Nationale-Nederlanden Bank. To service existing WestlandUtrecht Bank labelled mortgages, insurance policies and real estate finance agreements, part of WestlandUtrecht Bank will become a separate entity within ING Retail Banking Netherlands.

Part of the employees of WestlandUtrecht Bank will transfer to Nationale-Nederlanden Bank while another part will remain at the separate WestlandUtrecht Bank entity within ING Retail Banking Netherlands. Unfortunately, this reorganization will result in a number of redundancies, the full extent of which will become clear in the next few months. The measures mentioned above will be taken in accordance with local regulations and will be discussed with the applicable stakeholders.

REPAYMENT OF DUTCH STATE

Since receiving EUR 10 billion in capital support from the Dutch State, ING has consistently strengthened its capital position. Shareholders’ equity has more than doubled since 30 September 2008 and the bank core Tier 1 ratio of 12.1% as of 30 September 2012 was 85% higher than that of 30 September 2008. At the same time, ING has made good progress in repaying the capital support from Dutch State. On the original EUR 10 billion in core Tier 1 securities issued in November 2008, ING has paid over EUR 9 billion to the Dutch State of which EUR 7 billion in principal and over EUR 2 billion in interest and premiums.

Under the terms of the agreement announced today, ING commits itself to repaying the remaining EUR 3 billion core Tier 1 securities at a total cost of EUR 4.5 billion, consisting of principal, premiums, accrued interest and coupon payments would they be triggered by potential future dividend payments. The repayment is scheduled in four equal tranches of EUR 1,125 million each. ING has notified the Dutch State that it will pay the first tranche of EUR 1,125 million on 26 November 2012. This payment has been approved by the Dutch Central Bank (DNB). After this tranche, ING will have paid to the Dutch State more than the original capital support of EUR 10 billion, including EUR 7.8 billion in principal and EUR 2.4 billion in interest and premiums.

A second tranche will be paid in November 2013, the third in March 2014 and the final tranche will be paid ultimately in May 2015. After the last payment, ING will have paid EUR 13.5 billion to the Dutch State, with a total annualised overall return for the State of 12.5%. It remains ING’s ambition to repay the remaining support as quickly as possible and ING intends to accelerate repayments if possible and prudent under the prevailing economic circumstances. All actual repayments are conditional upon the approval of DNB.

OTHER COMMITMENTS

The 2009 Restructuring Plan included restrictions on acquisitions and price leadership for certain products in EU markets. These restrictions will continue to apply until 18 November 2015 or until the date on which more than 50% of each of the Insurance/IM operations has been divested, whichever date comes first.

The price leadership restrictions in Europe will be amended to reflect specific conditions in various local markets. Under the amendments, the constraint will no longer apply in the Netherlands and ING Direct will refrain from offering more favourable prices than its best priced direct competitor among the ten financial institutions having the largest market share in the respective countries.

The calling or buy back of Tier-2 capital and Tier-1 hybrids will continue to be proposed for authorization to the European Commission on a case by case basis until ING has fully repaid the core Tier 1 securities to the Dutch State, but ultimately until 18 November 2014, whichever date comes first. Notwithstanding this restriction, ING will be allowed to call the EUR 1.25 billion ING Verzekeringen NV hybrid (ISIN XS0130855108) and intends to do so per 21 December 2012.

The agreement announced today has been formally approved by the European Commission. As a result of the agreement, the Commission will close its formal investigations as announced on 11 May 2012. ING will withdraw the appeal at the General Court of the European Union that it filed in July 2012. For principal legal reasons the European Commission will continue with its appeal against the General Court ruling of March 2012. However, ING, the Dutch State and the European Commission have agreed that any outcome of this procedure will not affect the agreement as announced today.

NOTE FOR EDITORS

Jan Hommen will address the announcements made today in an analyst and investor conference call at 9:30 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 20 7190 1537 (UK) or +1 480 629 9676 (US) and via live audio webcast at www.ing.com.

A press conference will be held at 11:00 CET. Journalists are invited to join the conference at ING Amsterdamse Poort, Bijlmerplein 888, Amsterdam. Journalists can also join in listen-only mode at +31 020 531 58 46 (NL) or + 44 20 3365 3210 (UK) and via live audio webcast at www.ing.com.

For the media, ING has moving and still images available of the Amsterdamse Poort building, which is ING Group’s head office since September 2012. Please visit the mediakit at www.ing.com for pictures that are free to use. Footage (B-roll) can be downloaded via VideobankOnline.com, or requested by emailing info@videobankonline.com.

Media enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

Frans Middendorff
+31 20 576 6385
Frans.Middendorff@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: November 19, 2012